                                                                    Exhibit 99

March 28, 2002
Securities and Exchange Commission
Washington D.C.

Dear Sirs:

Arthur Andersen LLP ("Andersen") has represented to Danaher Corporation that the audit for the year ended December 31, 2001 was subject to Andersen's quality control system for the U.S. accounting and auditing practice. This quality control system's purpose is to provide reasonable assurance that the engagement was conducted in compliance with professional standards. Andersen also represented that there was appropriate continuity of Andersen personnel working on the audit, availability of national office consultation and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit.

                                                        Danaher Corporation